Exhibit 99.1

Norwegian Cruise Line Announces Proposed $450 Million Senior Secured Notes Offering and $750 Million New Revolving Credit Facility

MIAMI--(BUSINESS WIRE)--October 26, 2009--Norwegian Cruise Line (NCL Corporation Ltd. or the “Company”) announced today that it is proposing to issue $450 million aggregate principal amount of senior secured notes due 2016 (the “Notes”) in a private offering (the “Offering”) that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the Offering, the Company has received commitments for a new $750 million senior secured revolving credit facility (the “New Revolving Credit Facility”). The consummation of the Offering is expected to occur concurrently with the initial funding of the New Revolving Credit Facility. The Notes and New Revolving Credit Facility will be guaranteed by certain of the Company’s subsidiaries (the “Guarantors”) which own four of the Company’s cruise ships, namely, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn (the “Ships”). The guarantees of the Notes will be secured by the same collateral securing the New Revolving Credit Facility (other than pledges of ordinary shares or similar items of the Guarantors), including first priority mortgages on the Ships, and the liens securing the guarantees of the Notes will rank pari passu in priority to the liens securing the New Revolving Credit Facility.

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The Company intends to use the net proceeds from the Offering and from the initial borrowings under the New Revolving Credit Facility to retire indebtedness under certain of its existing senior secured credit facilities and for transaction fees and expenses. The Company also expects to discharge its existing 10⅝% senior notes in connection with the Offering and the New Revolving Credit Facility.

The Notes are being offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act, and outside the United States, only to non-U.S. investors pursuant to Regulation S. The Notes will not be initially registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from registration requirements or a transaction not subject to the registration requirements of the Securities Act or any state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

About Norwegian Cruise Line

Norwegian Cruise Line (Norwegian) is the innovator in cruise travel with a 43-year history of breaking the boundaries of traditional cruising, most notably with the introduction of Freestyle Cruising which has revolutionized the industry by allowing guests more freedom and flexibility.

Today, Norwegian has the youngest fleet in the industry with 10 existing purpose-built Freestyle Cruising ships, providing guests the opportunity to enjoy a relaxed cruise vacation on the newest, most contemporary ships at sea.

Norwegian is presently building Norwegian Epic, the company’s largest and most innovative Freestyle Cruising ship to date, for delivery in summer 2010. Norwegian Cruise Line is the official cruise line of Blue Man Group, debuting for the first time at sea on Norwegian Epic.

High resolution, downloadable images are available at www.ncl.com/pressroom. For further information on Norwegian Cruise Line, visit www.ncl.com, follow us on Facebook and Twitter @NCLFreestyle or contact us in the U.S. and Canada at 866-234-7350.

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Forward-Looking Statements

This release may contain “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend,” “future” and similar expressions are intended to identify “forward-looking statements”, which are not historical in nature. “Forward-looking statements” do not guarantee future performance and may involve risks, uncertainties and other factors which could cause the Company’s actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those “forward-looking statements”. Examples of these risks, uncertainties and other factors include, but are not limited to, the impact of changes in the global credit markets on the Company’s ability to borrow and counterparty credit risks, including those under the Company’s credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees; the ability to obtain financing and/or insurance coverage on terms that are favorable or consistent with the Company’s expectations; the continued availability under our credit facilities and compliance with our covenants; the Company’s substantial leverage, including the inability to generate the necessary amount of cash to service the Company’s existing debt and the incurrence of substantial indebtedness in the future; changes in cruise capacity, as well as capacity changes in the overall vacation industry; general industry trends, including the introduction of competing itineraries and other products by other companies; changes in general economic, business and geo-political conditions; adverse economic conditions that may affect consumer demand for cruises such as higher unemployment rates, fuel price increases, declines in the securities and real estate markets, and declines in disposable income and consumer confidence; adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events; the lack of acceptance of new itineraries, products or services by the Company’s targeted customers; the Company’s ability to implement brand strategies and its shipbuilding programs, and to continue to expand its brand and business worldwide; the costs of new initiatives and the Company’s ability to achieve expected cost savings from new initiatives; changes in interest rates, fuel costs, or foreign currency rates; increases in our future fuel expenses related to implementing recently approved International Maritime Organization regulations, which require the use of higher priced low sulfur fuels in certain cruising areas; the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with the Company’s expectations; the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with the Company’s contracts with shipyards; the risks associated with operating internationally; the impact of the spread of contagious diseases; accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises; the Company’s ability to attract and retain qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate the Company’s collective bargaining agreements on favorable terms; changes in other operating costs such as crew, insurance and security costs; the continued availability of attractive port destinations; the impact of pending or threatened litigation and investigations; the impact of changes in the Company’s credit ratings; changes involving the corporate, tax, environmental, health, safety, security and other regulatory regimes in which the Company operates; the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds the Company’s insurance coverage; the Company’s ability to attain and maintain any price increases for the Company’s products; the impact of any future changes relating to how travel agents sell and market the Company’s cruises; the impact of any future increases in the price of, or major changes or reduction in, commercial airline services; the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of the Company’s ships; disruptions to the Company’s software and other information technology systems; the implementation of regulations in the United States requiring United States citizens to obtain passports for travel to additional foreign destinations; the impact of weather and natural disasters; and other risks discussed in the Company’s filings with the Securities and Exchange Commission. You should not place undue reliance on “forward-looking statements” as a prediction of actual results.

CONTACT:
Norwegian Cruise Line
Investor Relations:
Mark A. Kempa, 305-436-4932
or
Media Relations:
AnneMarie Mathews, 305-436-4713
PublicRelations@ncl.com

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